ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

Enterra Energy Trust had a noteworthy third quarter.  We are pursuing two new oil plays and completed an acquisition of production which helps position us for growth for the future.  In addition, management is pleased to announce that, in spite of a very challenging economy, production and operating results remained relatively flat quarter over quarter, that bank debt continued to be reduced and that we continue to operate within our cash flows.

Q3 2009 Highlights

•	In July, Enterra closed the acquisition of 270 boe per day in our operated Hunton play with the purchase of additional minor working interests.

•	Enterra introduced a new Oklahoma oil play, which it will operate with a 40% interest in approximately 9,000 acres.

•	Total bank debt decreased by $3.3 million to $75.0 million at September 30, 2009 compared with $78.3 million at June 30, 2009.

•	Production remained relatively flat at 9,907 boe per day.

Our acquisition successes over the past several months have been the result of a lot of hard work and patience.  The July purchase of 270 boe per day of production at our liquids rich Hunton natural gas resource play in Oklahoma is in the form of a higher working interest which Enterra already operates.  This higher working interest carries forward to further drilling opportunities.  The Hunton play currently delivers more than 50 percent of Enterra’s production with solid economics and low finding and development costs.

In September, we announced a new oil play in Oklahoma separate from our Hunton assets.  Enterra’s interest in the play includes the following:
-	Full operatorship
-	40% interest in approximately 9,000 acres
-	Initial four well commitment

Our internal estimates suggest initial gross well production rates could be about 200 bbls per day of oil with gross reserves averaging 130,000 bbls per well.  We believe that this potential resource style oil play provides a multi-year drilling inventory with up to 25 potential locations.  The expected spud date of the first well into this play will be in December 2009.  We anticipate providing results of drilling and testing early in 2010.

Subsequent to the end of the quarter, in October we announced the acquisition of almost 4,000 net acres in the Cardium resource style play in west central Alberta targeting light gravity sweet crude oil.  Beginning in 2010 Enterra anticipates a multi-year drilling program of 10 to 16 horizontal wells utilizing multi-stage fracture stimulation technology to enhance resource recovery potential.  Initial oil well production rates in the area have been reported in excess of 170 bbl per day and internal expectations are for potential gross reserves of 170,000 bbl per well.  We are hopeful that with success in this area, our inventory of drilling prospects will continue to grow as the asset is further delineated.  The additional oil reserve potential is expected to maintain Enterra's portfolio balance between oil and natural gas.

Enterra has made additional progress in reducing bank indebtedness with a decrease of more than $3 million over the quarter to $75.0 million as at September 30, 2009, which compares to $78.3 million at the end of June, and $95.5 million at the beginning of 2009.  We are still keeping tight control of our capital expenditures and other expenses.  The current credit facility of $110.0 million, in addition to the funds generated from operations, maintains Enterra’s financial flexibility to pursue both internal and external opportunities.

Q3 2009 average production remained relatively flat at 9,907 boe per day compared with 10,059 boe per day over Q2 2009.  During Q3 2009, we shut-in approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production will be restored with a sustained improvement in the natural gas market.  During the quarter we largely offset this decrease with additional production from the Hunton acquisition.

Successful management of cost structures and achieving consistent operations results comes as a result of the efforts of the dedicated staff and management team at Enterra.  I am confident that our team will continue to deliver results for our unitholders and I remain encouraged by the progress we are making in Enterra’s operational efficiency and the growth in our portfolio of oil and gas exploitation and development assets.  We have demonstrated that the Enterra team has the flexibility and the discipline to exploit the opportunities presented at this stage in the oil and gas commodity cycle.  The addition of two new oil focused areas to our portfolio substantially adds to our growth prospects over the next several years.

I appreciate the continued efforts of our Enterra team for the execution of our business plan.  Enterra’s experienced Board of Directors has continued to provide valuable guidance and support to myself and my colleagues at Enterra.  I would also like to thank Enterra’s unitholders for their continued investment in Enterra.

Sincerely,

Don Klapko
President & Chief Executive Officer
November 12, 2009

Q3 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the nine-month period ended September 30, 2009.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2008 and 2007, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the nine-month period ended September 30, 2009.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, November 12, 2009.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the New York Stock Exchange (ENT) and Enterra’s trust units and convertible debentures are listed on the Toronto Stock Exchange (ENT.UN, ENT.DB and ENT.DB.A).

Enterra’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 29% oil, 20% natural gas liquids (NGLs) and 51% natural gas.  For 2009, production is expected to be approximately 30% oil, 20% NGLs and 50% natural gas.

With the current commodity price environment, management is evaluating the best use of cash flows and adjusting capital spending, debt reduction plans and other objectives as necessary to ensure sufficient cash is available to manage through these uncertain times.  Management expects oil prices to continue to recover during the last portion of 2009 but natural gas prices continue to remain very weak and may not recover until 2010.  Enterra has adopted a flexible business plan approach to manage through this period of economic uncertainty.

	Three months ended September 30			Nine months ended September 30			Year ended Dec. 31
Q3 2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment (1)	30,354	68,026	(55%)	103,451	199,345	(48%)	255,268
Funds from operations (1)	8,366	27,864	(70%)	34,842	83,709	(58%)	107,345
Per unit – basic (2) ($)	0.13	0.45		0.56	1.36		1.74
Per unit – diluted (2) ($)	0.13	0.36		0.56	1.34		1.70
Net income (loss)	(9,462)	14,916		(32,343)	1,154		7,061
Per unit – basic (2) ($)	(0.15)	0.24		(0.52)	0.02		0.11
Per unit – diluted (2) ($)	(0.15)	0.23		(0.52)	0.02		0.11
Total assets	471,524	543,220		471,524	543,220		587,018
Net debt (3)	40,084	69,385		40,084	69,385		52,389
Convertible debentures	114,673	112,969		114,673	112,969		113,420
Unitholders’ equity	230,544	246,235		230,544	246,235		294,416
UNITS OUTSTANDING
Units outstanding – basic (2) (000s)	64,059	61,526		62,212	61,477		61,661
Units outstanding – diluted (2) (000s)	64,059	78,480		62,212	62,273		63,012
Units outstanding at period end (2) (000s)	64,718	62,076		64,718	62,076		62,159
OPERATIONS
Average daily production
Oil (bbls per day)	2,682	3,618	(26%)	2,863	3,699	(23%)	3,660
NGL (bbls per day)	2,729	59	100%	1,956	96	100%	96
Gas (mcf per day)	26,977	38,642	(30%)	30,952	39,442	(22%)	39,162
Total (boe per day)	9,907	10,117	(2%)	9,978	10,369	(4%)	10,283
Exit production
Oil (bbls per day)	2,887	3,480	(17%)	2,887	3,480	(17%)	4,180
NGL (bbls per day)	2,549	65	100%	2,549	65	100%	70
Gas (mcf per day)	26,567	37,982	(30%)	26,567	37,982	(30%)	33,321
Total (boe per day)	9,864	9,875	0%	9,864	9,875	0%	9,804
Average sales price
Oil ($ per bbl)	63.68	109.08	(42%)	60.49	95.47	(37%)	92.57
NGL ($ per bbl)	25.67	110.79	(77%)	27.69	78.60	(65%)	72.15
Gas ($ per mcf)	3.30	8.75	(62%)	4.90	9.30	(47%)	8.98
Cash flow netback (1) ($ per boe)
Revenue (4)	33.30	73.09	(54%)	37.98	70.16	(46%)	67.83
Royalties	6.69	19.19	(65%)	6.62	16.95	(61%)	15.50
Production expenses	8.56	15.65	(45%)	11.08	14.03	(21%)	14.80
Transportation expenses	0.77	0.68	13%	0.73	0.85	(14%)	0.66
Operating netback	17.28	37.57	(54%)	19.55	38.33	(49%)	36.87
General and administrative	4.97	3.79	31%	4.19	4.52	(7%)	4.21
Cash interest expense	3.13	3.82	(18%)	2.57	4.26	(40%)	4.04
Other cash costs	-	0.02	(100%)	-	0.09	(100%)	0.10
Cash flow netback	9.18	29.94	(69%)	12.79	29.46	(57%)	28.52
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average units outstanding. See note 7 in Notes to Financial Statements.
(3)	Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(4)	Price received excludes unrealized mark-to-market gain or loss.

Q3 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues before mark-to-market adjustment	30,354	31,208	41,889	55,923	68,026	71,004	60,315	53,048
Funds from operations	8,366	8,561	17,915	23,636	27,865	31,588	24,256	12,454
Income (loss) before taxes	(13,259)	(23,823)	(12,864)	13,497	24,218	(16,366)	(9,457)	(55,618)
Net income (loss)	(9,462)	(14,383)	(8,498)	5,907	14,916	(11,855)	(1,907)	(39,483)
Net income (loss) per unit basic ($)	(0.15)	(0.23)	(0.14)	0.10	0.24	(0.19)	(0.03)	(0.64)
Net income (loss) per unit diluted ($)	(0.15)	(0.23)	(0.14)	0.09	0.23	(0.19)	(0.03)	(0.64)
Distributions declared per unit (US$)	-	-	-	-	-	-	-	-

The net losses in Q3 2009, Q2 2009 and Q1 2009 are mainly due to the decrease in commodity prices for oil and natural gas.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008 resulting in an increase in net income for Q3 2008 and Q4 2008.  The net loss in Q4 2007 was a result of a ceiling test impairment that was recorded in the period.  Enterra’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra has decreased bank indebtedness during the quarter to $75.0 million from $78.5 million as at June 30, 2009 and has reduced bank indebtedness during the first nine months of the year from $95.5 million at the beginning of the year through prudent management of capital expenditures and other expenses.  The current credit facility of $110.0 million, in addition to the funds generated from operations, provides Enterra with sufficient flexibility to continue with its stated objective of conservative capital reinvestment.

Average production in Q3 2009 of 9,907 boe per day remained relatively flat compared to Q3 2008 of 10,117 boe per day.  The natural decline rates for Enterra’s wells and sale of properties which closed during the first half of 2008 were offset by the additional wells drilled during the last year and a new contractual recognition of NGL in our Oklahoma production streams.  During Q3 2009 average production remained relatively flat at 9,907 boe per day compared with 10,059 boe per day over Q2 2009.  During Q3 2009, Enterra shut-in approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production will be restored with a sustained improvement in the natural gas market.  During the quarter Enterra largely offset this decrease with additional production from the Hunton acquisition.  Enterra exited the quarter with sales volumes of approximately 9,864 boe per day.

Enterra is now reporting NGL volumes and revenues separate from oil because they have become significant as a result of the benefits of the new marketing contracts becoming fully effective in May 2009.

Overall, oil prices received in Q3 2009 decreased 42% to $63.68 per barrel from $109.08 per barrel in Q3 2008.  NGL prices received in Q3 2009 decreased 77% to $25.67 per barrel from $110.79 per barrel in Q3 2008.  Natural gas prices received in Q3 2009 decreased 62% to $3.30 per mcf from $8.75 per mcf in Q3 2008.  Production expenses, excluding non-cash expenses, in Q3 2009 decreased 45% to $8.56 per boe compared to $15.65 per boe in Q3 2008.

G&A expenses in Q3 2009 increased 31% to $4.97 per boe from $3.79 per boe in Q3 2008 due to one-time costs incurred during the quarter.  Interest expenses decreased 17% to $3.3 million in Q3 2009 compared to $4.0 million in Q3 2008 due to the combined effect of lower average borrowings on bank facilities and the decline in interest rates.

The overall impact was that funds from operations in Q3 2009 decreased by 70% to $8.4 million from $27.9 million in Q3 2008, primarily as a result of lower commodity prices, and decreased 3% from $8.6 million in Q2 2009.  The net loss for the three months ended September 30, 2009 was $9.5 million compared to net income of $14.9 million from Q3 2008.

SALES VOLUMES

Production
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Daily sales volumes – average
Oil (bbls per day)	2,682	3,618	(26%)	2,863	3,699	(23%)
NGL (bbls per day)	2,729	59	100%	1,956	96	100%
Natural gas (mcf per day)	26,977	38,642	(30%)	30,952	39,442	(22%)
Total (boe per day)	9,907	10,117	(2%)	9,978	10,369	(4%)

Daily sales volumes – exit rate
Oil (bbls per day)	2,887	3,480	(17%)	2,887	3,480	(17%)
NGL (bbls per day)	2,549	65	100%	2,549	65	100%
Natural gas (mcf per day)	26,567	37,982	(30%)	26,567	37,982	(30%)
Total (boe per day)	9,864	9,875	0%	9,864	9,875	0%

Sales volumes mix by product
Oil	27%	35%		29%	36%
NGL	28%	1%		20%	1%
Natural gas	45%	64%		51%	63%
	100%	100%		100%	100%

Average production for the nine months ended September 30, 2009 was 9,978 boe per day which is a decrease of 4% compared to 10,369 boe per day during the same period in 2008.  The decrease is mainly due to the asset disposition program in the first half of 2008 and the natural decline rates for Enterra’s wells offset by the additional wells drilled during the last year.  In addition, Enterra shut-in certain uneconomical wells due to low commodity prices that will be brought back on production once commodity prices improve.

Average production for Q3 2009 was 9,907 boe per day which is a decrease of 2% compared to 10,117 boe per day in Q3 2008.  Q3 2009 production also decreased 2% compared to Q2 2009 production of 10,059 boe per day.  During Q3 2009, Enterra shut-in approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production will be restored with a sustained improvement in the natural gas market.  During the quarter Enterra largely offset this decrease with additional production from the Hunton acquisition.

Average production during Q3 2009 consisted of 2,682 boe per day of oil, 2,729 boe per day of NGL and 26,977 mcf per day of natural gas, resulting in a mix of 27% oil, 28% NGL and 45% natural gas.  Enterra exited Q3 2009 with production of 9,864 boe per day.  As a result of renegotiated marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2009 production mix is expected to be about 30% oil, 20% natural gas liquids and 50% natural gas.

In Q3 2009, Enterra did not drill any wells.  For the nine months ended September 30, 2009, Enterra drilled 3 (0.7 net) gas wells, 1 (1.0 net) salt water disposal well and 1 (1.0 net) dry hole.  All 3 gas wells in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.

On July 28, 2009, Enterra closed the purchase of the working interest from some of its non-operated partners in the Hunton area in Oklahoma for production of approximately 270 boe per day which Enterra currently operates.

Production by Geographic Area
	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil (bbls per day)	2,329	353	2,429	434
NGL (bbls per day)	87	2,642	77	1,879
Natural gas (mcf per day)	10,722	16,255	12,475	18,477
Total (boe per day)	4,203	5,704	4,585	5,393

Daily sales volumes - exit rate
Oil (bbls per day)	2,491	396	2,491	396
NGL (bbls per day)	60	2,489	60	2,489
Natural gas (mcf per day)	10,328	16,239	10,328	16,239
Total (boe per day)	4,272	5,592	4,272	5,592

Sales volumes mix by product
Oil	55%	6%	53%	8%
NGL	2%	46%	2%	35%
Natural gas	43%	48%	45%	57%
	100%	100%	100%	100%

Canadian Operations

For the nine months ended September 30, 2009, production in Canada of 4,585 boe per day was down 20% compared to 5,710 boe per day during the same period in 2008.  The decrease is due to the asset disposition program during the first half of 2008 and natural decline rates on Enterra’s wells which were offset by the wells drilled in the last year.  In addition, Enterra shut-in certain uneconomical wells due to low commodity prices that will be brought back on production once commodity prices improve.

For the three months ended September 30, 2009, production in Canada of 4,203 boe per day was down 23% compared to Q3 2008 production of 5,459 boe per day due to natural declines and wells shut-in for economic reasons in the current low commodity price environment.  Q3 2009 production decreased 10% from Q2 2009 production of 4,653 boe per day mainly due to the shut-in of approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production will be restored with a sustained improvement in the natural gas market.

U.S. Operations

For the nine months ended September 30, 2009, production in the United States of 5,393 boe per day was up 16% compared to 4,659 boe per day during the same period in 2008.  The increase is due to the additional wells drilled during the past year, better than expected performance of some wells, the effect of new marketing contracts for NGL and the Hunton acquisition.

For the three months ended September 30, 2009, production in the United States of 5,704 boe per day was 22% higher compared to Q3 2008 production of 4,658 boe per day.  Production increases relate to the successful results of drilling programs, improved well bore performance, recognition of NGL volumes due to the revised midstream contracts and the Hunton acquisition.  Q3 2009 production was 6% higher than Q2 2009 production of 5,406 boe per day due to the Hunton acquisition.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
WTI (US$ per bbl)	68.30	117.98	(42%)	57.00	113.29	(50%)
Average exchange rate: Cdn$ to US$1.00	1.10	1.04	6%	1.17	1.02	15%
WTI (Cdn$ per bbl)	75.13	122.70	(39%)	66.69	115.56	(42%)
Propane, Conway, KS (US$/bbl)	29.66	67.83	(56%)	29.88	66.60	(55%)
AECO daily index (Cdn$ per GJ)	2.78	7.34	(62%)	3.57	8.17	(56%)
NYMEX (US$ per mmbtu)	3.41	10.09	(66%)	3.96	9.65	(59%)

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Enterra receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Enterra’s variations in NGL price but cannot be used to estimate Enterra’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q3 2009 decreased 42% to an average of US$68.30 per bbl WTI from US$117.98 per bbl WTI in Q3 2008 but the price decrease was off-set by the weakening of the Canadian dollar which averaged Cdn$1.10 per U.S. dollar during Q3 2009 compared to Cdn$1.04 per U.S. dollar during Q3 2008.

Benchmark propane prices for Q3 2009 decreased 56% to an average of US$29.66 per bbl from US$67.83 per bbl in Q3 2008.

Benchmark natural gas prices for Q3 2009 on the NYMEX decreased to an average of US$3.41 per mmbtu from US$10.09 per mmbtu in Q3 2008.  In Canada, AECO pricing also decreased averaging $2.78 per GJ during Q3 2009 compared to $7.34 during Q3 2008.

Average Commodity Prices Received
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Oil (1) (Cdn$ per bbl)	64.52	115.65	(44%)	55.09	104.61	(47%)
NGL (Cdn$ per bbl)	25.67	110.79	(77%)	27.69	78.60	(65%)
Natural gas (Cdn$ per mcf)	2.82	9.47	(70%)	3.61	9.53	(62%)
Oil commodity contract settlements (Cdn$ per bbl)	(0.84)	(6.57)	(87%)	5.40	(9.14)	(159%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.48	(0.72)	(167%)	1.29	(0.23)	(661%)
Combined oil (1) (Cdn$ per bbl)	63.68	109.08	(42%)	60.49	95.47	(37%)
Combined natural gas (Cdn$ per mcf)	3.30	8.75	(62%)	4.90	9.30	(47%)
Total (2) (Cdn$ per boe)	33.30	73.09	(54%)	37.98	70.16	(46%)
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

For the nine months ended September 30, 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 37% to $60.49 per bbl from $95.47 per bbl during the same period in 2008.  The average price received for NGLs for the nine months ended September 30, 2009, decreased 65% to $27.69 per bbl from $78.60 per bbl during the same period in 2008.  The average price received for natural gas for the nine months ended September 30, 2009, net of commodity contract settlements, decreased 47% to $4.90 per mcf from $9.30 per mcf during the same period in 2008.

For the three months ended September 30, 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 42% to $63.68 per bbl from $109.08 per bbl in Q3 2008.  For the three months ended September 30, 2009, the average price received for NGLs decreased 77% to $25.67 per bbl from $110.79 per bbl in Q3 2008.  The Q3 2009 average price received for natural gas, net of commodity contract settlements, decreased 62% to $3.30 per mcf from $8.75 per mcf in Q3 2008.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Oil	15,713	36,302	(57%)	47,280	96,772	(51%)
NGL	6,444	603	100%	14,785	2,070	100%
Natural gas	8,197	31,121	(74%)	41,386	100,503	(59%)
Revenue before mark-to-market adjustments (1)	30,354	68,026	(55%)	103,451	199,345	(48%)
Unrealized mark-to-market gain (loss) on commodity contracts	312	32,462	(99%)	(12,407)	4,133	(100%)
Oil and natural gas revenues	30,666	100,488	(69%)	91,044	203,478	(55%)
(1) Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.
Oil	13,437	2,276	39,925	7,355
NGL	352	6,092	895	13,890
Natural gas	3,584	4,613	15,339	26,047
Revenue before mark-to-market adjustments (1)	17,373	12,981	56,159	47,292
Unrealized mark-to-market gain (loss) on commodity contracts	787	(475)	(11,737)	(670)
Oil and natural gas revenues	18,160	12,506	44,422	46,622
(1)	Non–GAAP measure.

Oil revenues for the nine month period ended September 30, 2009, decreased 51% to $47.3 million from $96.8 million which was the result of a 37% decrease in the sales price for oil received and a 23% decrease in production volumes when compared the same period in 2008.  NGL revenues for the nine month period ended September 30, 2009 increased significantly to $14.8 million from $2.1 million when compared to the same period in 2008 due to the new marketing contracts in Oklahoma.  For the nine month period ended September 30, 2009, natural gas revenues decreased 59% to $41.4 million from $100.5 million during the same period in 2008 which was the result of a 47% decrease in the sales price of natural gas received and a 22% decrease in production volumes when compared to the same period in 2008.

Oil revenues for Q3 2009 decreased 57% from Q3 2008 to $15.7 million which was the result of a 42% decrease in the sales price for oil received and a 26% decrease in production volumes when compared to Q3 2008.  NGL revenues for the three month period ended September 30, 2009 increased significantly to $6.4 million from $0.6 million when compared to the same period in 2008 due to the new marketing contracts in Oklahoma.  For the three month period ended September 30, 2009, natural gas revenues decreased 74% from Q3 2008 to $8.2 million which was the result of a 62% decrease in the sales price of natural gas received and a 30% decrease in production volumes when compared to Q3 2008.

For the nine month period ended September 30, 2009, the unrealized mark-to-market loss on commodity contracts was $12.4 million compared to a gain of $4.1 million during the same period in 2008.  The unrealized mark-to-market loss on commodity contracts was a result of the expiration of several commodity contracts during Q1 2009 that were in place at the beginning of the year and the increase in the price for oil.  During the nine month period ended September 30, 2009, the realized gain for commodity price contracts was $15.1 million compared to a loss of $11.8 million during the same period in 2008.

For the three month period ended September 30, 2009, the unrealized mark-to-market gain on commodity contracts was to $0.3 million compared to a gain of $32.5 million during the same period in 2008.  The Q3 2009 unrealized mark-to-market gain on commodity contracts was due to the decrease in the price for gas.  During Q3 2009, the realized gain for commodity price contracts was $1.0 million compared to a loss of $4.8 million in Q3 2008.

COMMODITY CONTRACTS

Enterra has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Enterra’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this Enterra seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at September 30, 2009 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  Enterra deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.  The current commodity contracts held by Enterra all mature during 2009 and 2010 and based on Enterra’s assessment the counterparties are believed to be creditworthy.

At September 30, 2009, the following financial derivatives and fixed price contracts were outstanding:
Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.71 (US$/mmbtu)	2,000 mmbtu	January 1, 2010 – March 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.36 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.50 ($/GJ)	2,000 GJ	January 1, 2010 – March 31, 2010

Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009
Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

Enterra had the following physical contract outstanding as at September 30, 2009:

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at September 30, 2009 the above commodity contracts had a net mark-to-market asset position of $1.4 million which decreased $12.9 million from the December 31, 2008 balance of $14.3 million.  This change relates primarily to the expiration of several gas commodity contracts and the increase in the price for oil.

Subsequent to September 30, 2009, Enterra entered into the following commodity contracts:

Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties decreased in Q3 2009 compared to Q3 2008 due to lower commodity prices and changes in the Alberta royalty regime.  Under Alberta’s new royalty regime the oil crown royalty is more dependent on price and production volume rates and as a result the royalty as a percentage of revenue has decreased.  As a percentage of revenue before mark-to-market adjustments, royalties were 20% for Q3 2009 and 26% for Q3 2008.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Royalties	6,097	17,861	(66%)	18,021	48,165	(63%)
As a percentage of revenues	20%	26%		17%	24%
Royalties per boe ($)	6.69	19.19	(65%)	6.62	16.95	(61%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.
Royalties	3,209	2,888	9,011	9,010
As a percentage of revenues	18%	22%	16%	19%
Royalties per boe ($)	8.30	5.50	7.20	6.12

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  During the nine and three month periods ended September 30, 2009, approximately 21% and 24%, respectively, of Enterra’s production came from Alberta.

During the nine month period ended September 30, 2009, royalties decreased 63% to $18.0 million from $48.2 million from the same period in 2008 primarily as a result of the lower prices received for oil and natural gas and the new oil and gas royalty regime in Alberta.

During the three month period ended September 30, 2009, royalties decreased 66% to $6.1 million from $17.9 million in Q3 2008 primarily as a result of the lower prices received for oil and natural gas during the course of the quarter.  Q3 2009 royalties increased 13% compared to Q2 2009 royalties of $5.4 million also due to higher oil prices.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Production expense	7,853	15,109	(48%)	30,711	40,025	(23%)
Non-cash gain (loss) from power contracts	(50)	(536)	(91%)	(538)	(178)	202%
Cash production costs	7,803	14,573	(46%)	30,173	39,847	(24%)
Production expense per boe ($)	8.62	16.23	(47%)	11.27	14.09	(20%)
Non-cash gain (loss) from power contracts per boe ($)	(0.06)	(0.58)	(90%)	(0.19)	(0.06)	217%
Cash production costs per boe ($)	8.56	15.65	(45%)	11.08	14.03	(21%)

For the nine months ended September 30, 2009, cash production costs decreased 21% to $11.08 per boe compared to $14.03 per boe for the same period in 2008.  The decrease in costs is primarily a result of our continued focus on cost management coupled with a general reduction in overall operating costs in the industry and the deferral of some well workovers due to low commodity prices.

For the three months ended September 30, 2009, cash production costs decreased 45% to $8.56 per boe compared to $15.65 per boe in Q3 2008 and decreased 30% compared to $12.19 per boe in Q2 2009.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.
Cash production costs	4,273	3,530	18,147	12,026
Cash production costs per boe ($)	11.05	6.73	14.50	8.17

Canadian Operations

In Canada for the nine months ended September 30, 2009, cash production costs decreased by 33% to $18.1 million from $26.9 million during the same period in 2008 and on a per boe basis they decreased by 16% to $14.50 per boe versus $17.19 per boe during the same period in 2008.  The decrease in production expenses per boe is due to a focus on operating cost reduction and optimization, the deferral of discretionary well workovers and lower costs in the industry compared to the same period in 2008.

Q3 2009 cash production costs decreased by 59% to $4.3 million from $10.6 million in Q3 2008 on an overall cost basis and on a per boe basis they decreased by 48% to $11.05 per boe versus $21.19 per boe in Q3 2008.  Q3 2009 production costs per boe decreased by 33% compared to Q2 2009 of $16.58.

U.S. Operations

In the U.S. for the nine months ended September 30, 2009, cash production costs decreased by 8% to $12.0 million from $13.0 million during the same period in 2008 and on a per boe basis they decreased by 23% to $8.17 per boe versus $10.64 per boe during the same period in 2008.  The decrease in production expenses per boe from 2008 is due to the decrease in water production volumes due to fewer wells drilled during the year, focus on cost reduction by Enterra and less weather-related disruptions than in the same period in 2008.

In addition, Q3 2009 cash production costs decreased by 10% to $3.5 million from $3.9 million in Q3 2008 on an overall cost basis, but on a per boe basis they decreased by 27% to $6.73 per boe versus $9.18 per boe in Q3 2008.  The decrease in production expenses per boe from Q3 2008 is due to fewer workovers performed in the lower price environment.  Q3 2009 production costs per boe decreased by 20% compared to Q2 2009 production of $8.41 due to a fewer workovers performed.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Transportation expense	705	632	12%	1,996	2,405	(17%)
Transportation expense per boe ($)	0.77	0.68	13%	0.73	0.85	(14%)

For the nine months ended September 30, 2009, transportation costs decreased 14% to $0.73 per boe from $0.85 per boe from the same period in 2008.  Transportation expense has varied primarily due to changing industry costs over time.

For the three months ended September 30, 2009, transportation costs increased 13% to $0.77 per boe from $0.68 per boe in Q3 2008.  The Q3 2008 transportation expense is lower than the Q3 2009 amount due to adjustments made in the prior year’s quarter which did not occur in the current year.  Q3 2009 transportation expenses per boe stayed relatively flat compared to $0.78 in Q2 2009.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 28% in Q3 2009 compared to Q3 2008 on a total dollar basis and increased by 31% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Gross G&A expense	5,047	4,442	14%	14,966	15,549	(4%)
Capitalized	29	(414)	(107%)	(854)	(1,189)	(28%)
Recoveries	(542)	(497)	9%	(2,692)	(1,522)	77%
G&A expense	4,534	3,531	28%	11,420	12,838	(11%)
G&A expense per boe ($)	4.97	3.79	31%	4.19	4.52	(7%)

For the nine months ended September 30, 2009, G&A costs were $4.19 per boe compared to $4.52 per boe during the same period in 2008.  The decrease in G&A is primarily due to the implementation of cost reduction plans.

For the three months ended September 30, 2009, G&A costs were $4.97 per boe compared to $3.79 per boe in Q3 2008, a 31% increase primarily due to one-time costs incurred during the quarter.

INTEREST EXPENSE

Interest expense for Q3 2009 was $3.3 million which was comprised of interest on bank indebtedness of $1.1 million and interest on convertible debentures of $2.9 million less interest income of $0.7 million.

Q3 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Cash interest expense on bank indebtedness and note payable	1,113	1,665	(33%)	2,101	6,526	(68%)
Cash interest expense on convertible debentures	2,455	2,445	0%	7,316	7,308	0%
Cash interest income	(720)	(557)	29%	(2,418)	(1,717)	41%
Subtotal cash interest expense	2,848	3,553	(20%)	6,999	12,117	(42%)
Non-cash interest expense on bank indebtedness and note payable	-	3	(100%)	-	546	(100%)
Non-cash interest expense on convertible debentures	466	440	6%	1,363	1,277	7%
Total interest expense	3,314	3,996	(17%)	8,362	13,940	(40%)
Cash interest expense per boe on bank indebtedness and note payable ($)	1.22	1.79	(32%)	0.77	2.30	(67%)
Cash interest expense per boe on convertible debentures ($)	2.69	2.63	2%	2.69	2.56	5%
Cash interest income per boe ($)	(0.78)	(0.60)	30%	(0.89)	(0.60)	48%
Total cash interest expense per boe ($)	3.13	3.82	(18%)	2.57	4.26	(40%)

For the nine months ended September 30, 2009, interest expense on bank indebtedness decreased 68% to $2.1 million from $6.5 million in the same period in 2008 due to lower debt levels and declining Bank of Canada interest rates.

For the three months ended September 30, 2009, interest expense on bank indebtedness decreased 33% to $1.1 million from $1.7 million in Q3 2008 due to lower debt levels and declining Bank of Canada interest rates.  The interest on bank indebtedness increased 166% compared to $0.4 million in Q2 2009 due to higher credit charges for the renegotiated credit facility in June 2009.

Enterra’s bank indebtedness balance at September 30, 2009 was $75.0 million compared to $95.5 million at the end of 2008.  The average interest rate on bank indebtedness for the nine and three months ended September 30, 2009 was 2.9% and 4.0%, respectively, and the rate as of November 13, 2009 is approximately 3.5%.

The interest expense on convertible debentures for the nine and three months ended September 30, 2009 was comparable to the same periods in 2008.

Interest income for the nine months ended September 30, 2009 increased 41% to $2.4 million from $1.7 million for the same period in 2008.  Interest income for Q3 2009 increased 29% to $0.7 million from $0.6 million in Q3 2008 and stayed relatively flat compared to Q2 2009.  The increases for the nine and three month period ended September 30, 2009 compared to the same periods in 2008 are due to the increased average balance of long-term receivables during the periods.

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Gross unit-based compensation expense	967	1,587	(39%)	3,263	3,760	(13%)
Capitalized	(225)	(98)	130%	(372)	(292)	27%
Unit-based compensation expense	742	1,489	(50%)	2,891	3,468	(17%)
Unit-based compensation expense per boe ($)	0.81	1.60	(49%)	1.06	1.22	(13%)

For the nine months ended September 30, 2009, non-cash unit-based compensation expense was $2.9 million compared to $3.5 million for the same period in 2008.

For the three months ended September 30, 2009, non-cash unit-based compensation expense was $0.7 million compared to $1.5 million in Q3 2008 and $1.0 million in Q2 2009.  The Q3 2009 non-cash unit-based compensation expense has decreased significantly compared to Q3 2008 due to restricted units that were issued at a higher grant price and are no longer being expensed as they have vested.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
DD&A	20,249	24,164	(16%)	67,280	73,556	(9%)
DD&A per boe ($)	22.22	25.96	(14%)	24.70	25.89	(5%)

For the nine months ended September 30, 2009, DD&A expenses decreased 9% to $67.3 million compared to $73.6 million in the same period in 2008. The decrease in DD&A expenses in the nine months of 2009 compared to the same period in 2008 is caused by the reduced property, plant and equipment amounts primarily as a result of asset dispositions in the first half of 2008.

For the three months ended September 30, 2009, DD&A expenses decreased by 16% to $20.2 million compared to $24.2 million in Q3 2008 and decreased by 14% from $23.4 million in Q2 2009.  The decrease in DD&A expenses in Q3 2009 compared to Q3 2008 is caused by the reduced property, plant and equipment amounts primarily as a result of asset dispositions in the first half of 2008.  DD&A expenses on a boe basis decreased 14% to $22.22 in Q3 2009 from $25.96 per boe in Q3 2008 and decreased by 13% from $25.55 in Q2 2009.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at September 30, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For the nine months ended September 30, 2009, foreign exchange was a loss of $0.3 million compared to a loss of $1.6 million in the same period in 2008.

For the three months ended September 30, 2009, foreign exchange was a loss of $0.4 million which is comparable to Q3 2008 and a gain of $0.1 million in Q2 2009.

The foreign exchange sensitivity in note 9 of the financial statements indicates that for every $0.02 weakening of the Canadian dollar relative to the U.S. dollar, the benefit to Enterra is $0.1 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on Enterra.

TAXES

For the nine months ended September 30, 2009, the future income tax reduction was $17.6 million compared to the future income tax reduction of $3.1 million in the same period in 2008.

For the three months ended September 30, 2009, the future income tax reduction was $3.8 million compared to the future income tax expense of $9.1 million in the same period in 2008.

The federal and provincial statutory rate was 29.2% at September 30, 2009 compared to an effective tax rate of 35.2%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible unit-based compensation and the difference between the U.S. and Canadian tax rates.

NET INCOME/LOSS

For the nine months ended September 30, 2009, the net loss was $32.3 million (loss of $0.52 per trust unit) compared to net income of $1.2 million (net income of $0.02 per trust unit) for the same period in 2008.  The net loss during the year is mainly due to decreases in the prices for oil and natural gas.

For the three months ended September 30, 2009, the net loss was $9.5 million (loss of $0.15 per trust unit) compared to net income of $14.9 million (net income of $0.24 per trust unit) in Q3 2008 and a net loss of $14.4 million (loss of $0.23 per trust unit) in Q2 2009.  The net loss during the quarter is mainly due to decreases in prices for oil and natural gas.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Enterra.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Net income (loss)	(9,462)	14,916	(32,343)	1,154
Future income taxes (reduction)	(3,797)	9,121	(17,603)	(3,142)
Foreign exchange loss (gain)	431	776	309	1,868
Depletion, depreciation and accretion	20,249	24,164	67,280	73,556
Non-cash interest expense	466	440	1,363	1,820
Unit based compensation expense	742	1,489	2,891	3,468
Unrealized mark-to-market loss (gain) on commodity contracts	(263)	(32,125)	12,945	(4,098)
Provision for non-recoverable receivables	-	9,083	-	9,083
Funds from operations	8,366	27,864	34,842	83,709
Total volume (mboe)	911	931	2,724	2,841
Cash flow netback (non-GAAP) ($ per boe)	9.18	29.94	12.79	29.46

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Cash provided by operating activities	7,337	46,974	32,785	69,817
Changes in non-cash working capital items	747	(28,608)	1,100	3,746
Asset retirement costs incurred	282	415	957	1,063
Provision for non-recoverable receivables	-	9,083	-	9,083
Funds from operations	8,366	27,864	34,842	83,709

In Q3 2009, funds from operations decreased by 70% from Q3 2008.  The decrease in funds from operations is primarily the result of lower commodity prices realized.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the existing credit facility at the time, Enterra was restricted from paying distributions while it had its second-lien facility in place which was terminated at Enterra’s option in June 2009.  As a result, no distributions were paid in 2008 and 2009.

Enterra continues to assess how cash flows generated from operations are used.  In light of the current economic uncertainty, Enterra has deferred portions of its capital spending and has increased its cash position and reduced debt.  Enterra will maintain a conservative approach during the remainder of 2009 and assess how best to allocate cash between capital spending, debt repayment and distributions.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject Enterra to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change
Capital expenditures	9,594	10,169	(6%)	17,391	21,947	(21%)
Capital expenditures to be recovered (1)	(584)	2,956	(120%)	1,641	13,294	(88%)
Amounts recovered under agreement	(2,183)	(1,512)	44%	(8,412)	(3,202)	163%
Total	6,827	11,613	(41%)	10,620	32,039	(67%)
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During the nine months ended September 30, 2009, Enterra’s net capital expenditures were $10.6 million.

Enterra spent $17.4 million in gross capital expenditures for both Canada and the U.S.  Expenditures in Canada totaled $4.1 million.  The major components of these expenditures include:
•	$0.8 million on land and seismic acquisition;
•	$2.1 million related to well, facility and other equipment maintenance and;
•	$1.2 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. for which Enterra is solely responsible was $13.3 million of which the major expenditures include:
•	$6.2 million on acquisitions of land for future development in Oklahoma;
•	$6.4 million acquiring additional working interest in wells from non-operated working interest partners;
•	$0.6 million on capital enhancements and;
•	$0.1 million on inventory and other assets.

During the nine months ended September 30, 2009, Enterra spent a total of $1.6 million related to a farmout and capital recovery agreement whereby Enterra recovers infrastructure costs incurred from a joint venture partner.  Infrastructure costs incurred in the U.S. under the capital recovery agreement were billed to the joint venture partner as the projects had reached the necessary stage of completion and became recoverable over a three-year period as specified in the agreement.  Interest is charged on the outstanding balance at 12% per annum and during 2009 $2.4 million in interest was received under this agreement.

During the nine months ended September 30, 2009, Enterra received a total of $8.4 million of principal repayments under the capital recovery agreement.

On July 28, 2009, Enterra acquired additional working interests in certain wells, currently operated by Enterra, in the Oklahoma area from non-operated working interest partners.  The combined consideration for the transaction was cash and cash equivalents of US$6.0 million and 2.0 million trust units for approximately 270 boe per day of production at the time of acquisition.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2009	2010	2011	2012 – 2013	Total
Bank indebtedness (1)	-	-	75,000	-	75,000
Interest on bank indebtedness (2)	653	2,610	1,305	-	4,568
Convertible debentures	-	-	80,224	39,968	120,192
Interest on convertible debentures	4,858	9,715	9,715	1,649	25,937
Accounts payable & accrued liabilities	19,997	-	-	-	19,997
Office leases (3)	526	1,624	2,155	769	5,074
Vehicle and other operating leases	97	304	109	2	512
Total obligations	26,131	14,253	168,508	42,388	251,280
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.48% (the rate on September 30, 2009).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.2 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  Enterra’s future oil and natural gas production is highly dependent on its success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  Enterra finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  Enterra believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2009.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  Enterra will monitor commodity prices and adjust the 2009 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, Enterra’s ability to make the necessary development expenditures and acquisitions to maintain or expand its asset base may be impaired.

Enterra’s improved cash position and available credit facility will enable Enterra to address the current economic uncertainties and management is confident in its ability to manage through this cycle. Management believes that funds from operations are sufficient to meet its 2009 capital expenditure program and make required interest payments.  Although management’s objective is to further reduce debt, Enterra does have unused credit facilities available should an appropriate opportunity present itself.

Enterra’s capital structure at September 30, 2009 is as follows:

	September 30, 2009		December 31, 2008
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Bank indebtedness	75,000	32%	95,466	47%
Working capital (1) excluding bank indebtedness	(27,130)	(12%)	(23,767)	(12%)
Long-term receivable	(7,786)	(3%)	(19,310)	(9%)
Net debt	40,084	17%	52,389	26%
Convertible debentures	114,673	48%	113,420	56%
Trust units issued, at market (2)	82,192	35%	38,341	18%
Total capitalization	236,949	100%	204,150	100%
(1)	Working capital excludes commodity contracts and future income taxes.
(2)	The weighted average price of Enterra’s trust units on September 30, 2009 was $1.27 per unit (December 31, 2008 – $0.62 per unit).

Bank Indebtedness

At September 30, 2009, Enterra’s bank indebtedness was $75.0 million a decrease of $20.5 million from $95.5 million at December 31, 2008.  Enterra has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $110.0 million.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	September 30, 2009	December 31, 2008
Interest coverage (1):
Cash flow over the prior four quarters	72,710	116,911
Interest expenses over the prior four quarters	13,671	18,088
Interest coverage ratio	5.32 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.
Working Capital

The working capital deficiency has decreased from the beginning of the year due to Enterra’s reduction in expenditures and focus on debt reduction during 2009.

Enterra’s working capital excluding bank indebtedness increased by $3.4 million mainly due to a decrease in accounts payable of $18.0 million and an increase in the current portion of the long term receivable of $1.1 million which were offset by a decrease in prepaid expenses of $0.4 million, a decrease in accounts receivable of $8.8 million and a decrease in cash of $6.5 million.

	As at
Working Capital (in thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Working capital (deficiency)(1)	(47,870)	(71,699)
Working capital(1) excluding bank indebtedness	27,130	23,767
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Receivable

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  A director of Enterra who previously owned less than 2% of the outstanding shares of JV Partner no longer has any ownership interest in JV Partner.  As at September 30, 2009, a total of $19.7 million, split between $11.9 million of current receivables and $7.8 million of long-term receivables (December 31, 2008 – $10.8 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.

For the nine months ended September 30, 2009, $2.4 million of interest income was earned on the long-term receivables from JV Partner (nine months ended September 30, 2008 – $1.7 million) and $8.4 million of principal payments have been received (nine months ended September 30, 2008 – $3.2 million).  For the nine months ended September 30, 2009, $1.6 million in capital expenditures are expected to be recovered under the farm-out agreement (nine months ended September 30, 2008 – $13.3 million).

For the three months ended September 30, 2009, $0.7 million of interest income was earned on the long-term receivables from JV Partner (Q3 2008 – $0.6 million) and $2.2 million of principal payments have been received (Q3 2008 – $1.5 million).  For Q3 2009, $0.6 million in capital expenditures were credited to JV Partner under the farm-out agreement (Q3 2008 – $3.0 million were expected to be recovered).

The continued payments under this capital recovery agreement allows the JV Partner the ability to dispose of their share of produced water in disposal facilities that are wholly owned by Enterra by paying a proportionate share of the monthly operating costs of those facilities.  Enterra maintains ownership of the facilities even if all payments are made under this agreement.

Convertible Debentures

As at September 30, 2009, Enterra had $114.7 million of convertible debentures outstanding with a face value of $120.2 million.  During Q2 2009, Enterra made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% and 8.00% convertible debentures.  In accordance with the normal course issuer bid, Enterra has repurchased it $0.1 million in face value of its convertible debentures.  The normal course issuer bid is effective until May 31, 2010.

The debentures have the following conversion prices:
•	ENT.DB – $9.25. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units. Mature on December 31, 2011.
•	ENT.DB.A – $6.80. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units. Mature on June 30, 2012.

As at September 30, 2009, Enterra has issued capital of 64.7 million trust units outstanding.  If all the outstanding convertible debentures were converted into units at their respective conversion prices, a total of 79.3 million trust units would be outstanding.

TRUST UNIT INFORMATION

Enterra is capitalized through a combination of trust units and convertible debt.  Enterra also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	November 12, 2009	September 30, 2009	December 31, 2008
Trust units	64,738,190	64,718,272	62,158,987
Trust unit options	712,000	712,000	1,042,000
Restricted units	1,674,110	1,753,059	2,279,786
Performance units	168,893	168,893	174,398
8.0% Convertible debentures ($1,000 per debenture)	80,210	80,224	80,331
8.25% Convertible debentures ($1,000 per debenture)	39,968	39,968	40,000

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2009 or the year to date that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Enterra has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS.

Enterra has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  Enterra has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Enterra has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Enterra’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Enterra is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.

During the implementation phase, Enterra will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  Enterra will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

CRITICAL ACCOUNTING ESTIMATES

Enterra has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Enterra’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that Enterra expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

Enterra has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Enterra leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Enterra staff to make the best decisions possible and ensuring those decisions are in compliance with Enterra’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

Q3 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

Q3 2009